PETERSEN & FEFER

Attorneys at Law

Telephone 4126 684-05 00	Château de Barberêche	Facsimile 4126 684-0505
Switzerland 1783 Barberêche
Houston Voicemail/Fax	E-mail	New York Voicemail/Fax
(281) 596-4545	jlp@ipo-law.com	(212) 401-4750

May 31, 2005

SUBMITTED AS CORRESPONDENCE ON THE EDGAR SYSTEM

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0405

Re: Axion Power International, Inc.
Form SB-2 filed April 26, 2005
File No. 333-124317

Form 10-KSB for the year ended December 31, 2004 filed March 30, 2005
File No. 0 -22573

Form 10-QSB for the period ended March 31, 2005 filed May 13, 2005
File No. 0 -22573

Subject:  Response to the Staff
Comment Letter dated May 20, 2005

Dear Mr. Schwall,

In response to your comment letter to Mr. Thomas Granville dated May 20, 2005, Axion Power International, Inc. (the “Registrant”) has prepared and filed Amendment No. 1 to its Form SB-2 Registration Statement. As required by Rule 310 of Regulation S-T, we have provided a marked copy that identifies the changed material. In order to facilitate the staff’s review of the amendment, the following sections separately address the various comments in your letter of May 20, 2005, and the changes that have been made in Amendment No. 1.

General

1. COMMENT:

Please consider including a recent developments section in the prospectus summary that succinctly and in a balanced fashion, summarizes the status of the on-going dispute pertaining to the Chapter 11 reorganization and disposition of the corpus of the Mega-C trust.

RESPONSE:

As requested, we have added a “historical overview” to the prospectus summary.

2. COMMENT:

Consistent with the requirements of Item 3-12 of Regulation S-X, please update your financial statements.

RESPONSE:

Amendment No. 1 has been updated to include our financial statements for the first quarter of 2005.

Prospectus Cover Page, Inside Front Cover

3. COMMENT:

Please move the text that appears on the inside front cover page so that the table of contents is the first page that immediately follows the cover page.

RESPONSE:

In compliance with the requirements of Item 502(a) of Regulation S-B, we have positioned the table of contents on the outside back cover page of the prospectus and left the text and graphic material on the inside front cover page unchanged. In compliance with the requirements of Item 502(a) of Regulation S-B, we confirm that the table of contents will immediately follow the cover page in any prospectus we deliver electronically.

Risk Factors, page 8

Risks Related to our Business, page 8

“A controlling interest in our company …”, page 10

4. COMMENT:

Please ensure that the disclosure in this section accurately summarizes the report of the bankruptcy trustee and provides a balanced summary of the findings in the report. We note the “conclusions” that your company is “the entity best capable of exploiting the e3 Supercell technology” yet the report only notes that Axion “appears to be” the vehicle best capable of exploiting the Technology. Further, but not limited to, we note disclosure that the bankruptcy trustee “concluded” among other things, that any potential disputes between Mega-C and [y]our company should be settled through negotiation rather than litigation.” However on page 8, lines 25-26 the bankruptcy trustee clearly states that adversary proceedings, if necessary, are intended should negotiations fail. Please revise and ensure that all the other “conclusions” listing in this risk factor accurately summarize the findings of the report.

RESPONSE:

In response to comment 1 we moved the factual discussion of the bankruptcy case, the bankruptcy trustee’s preliminary report and the bankruptcy trustee’s recent sworn declaration to the prospectus summary.

While the preliminary report does not foreclose potential litigation if negotiations fail, we believe a fair reading of the preliminary report shows a clear desire to pursue negotiation rather than litigation. On page 3, lines 18 through 20, the bankruptcy trustee states “While certain avoidance actions and causes of action against various parties in favor of the estate may exist, given the practicality of funding these actions, the litigation process itself and the uncertainty of recovery, the most meaningful source of recovery to satisfy creditors’ claims and equity interests is the success of the technology. Later, in his discussion of “The Technology” that begins on page 4 and carries over to page 5, the bankruptcy trustee begins with a long list of unassailable reasons why Mega-C cannot be successfully reorganized. He then continues with a cogent explanation of why Axion appears able to continue with the development of the technology.

Subsequent to the filing of our initial registration statement, the bankruptcy trustee filed a sworn declaration in support of a procedural motion basically agrees with our understanding of the facts. A copy of that declaration has been attached hereto as supplemental information.

We do not agree with all of the trustee’s factual and legal conclusions, but we believe compromise is preferable to litigation and we have embarked on a course of discussions and negotiations with the bankruptcy trustee Based on the bankruptcy trustee’s preliminary report and his subsequent declaration, we believe our differences with the trustee can and should be resolved without litigation.

We believe litigation between Axion and the bankruptcy trustee would be foolish. It would materially impair Axion’s ability to continue in operation and, in the process, materially impair the realizable value of the Chapter 11 estate. Since neither side has a reasonable expectancy of reasonable gains from litigation, we believe litigation should be avoided.

While we remain committed to protecting the Mega-C investors and will do everything in our power to ensure that Mega-C’s promoters and their associates do not become stockholders of Axion, we believe the Bankruptcy Court is well equipped to resolve the complex legal and factual issues in the Mega-C case.

Under the circumstances, we believe a negotiated settlement with the bankruptcy trustee is the sensible alternative and we are unlikely to resort to litigation with the bankruptcy trustee in anything other than the most dire of circumstances.

5. COMMENT:

Disaggregate from the general risk factor discussion, the risk delineated in the last paragraph regarding the uncertainty surrounding the terms of the settlement to be negotiated with the trustee.

RESPONSE:

As noted in our response to comment No. 4, we have moved the factual discussion of the Mega-C bankruptcy to the prospectus summary. To avoid redundancy, the two amended risk factors now focus on the principal risks associated with the Chapter 11 case itself:

•	that the Chapter 11 case might be dismissed on the motion of the bankruptcy trustee or another party in interest, which would force us to litigate in other courts; and

•	that we will be unable to negotiate a reasonable three-party settlement with the bankruptcy trustee and the trustee of the Mega-C Trust.

6. COMMENT:

Please supplement your disclosure in this section by adding to the disclosure, discussion of the potential dilutive impact to shareholders of the corpus of the trust were to be transferred to the estate of Mega-C and shares sold.

RESPONSE:

The historical overview that was added to the prospectus summary includes a discussion of the potential dilutive impact to shareholders. Since the 7,837,500 shares held by the Mega-C Trust are already issued and outstanding, a transfer of the shares to the Chapter 11 estate and the resale or distribution of those shares by the Chapter 11 estate will not have a dilutive impact on our other stockholders. The only events that could dilute the interests of our other stockholders are substantial cash payments to the bankruptcy trustee or substantial additional stock issuances. We believe both of these possibilities are unlikely.

Selling Stockholders, page 46

7. COMMENT:

Consistent with the requirements of Item 507 of Regulation S-B, disclose how the selling stockholders acquired the shares being offered.

RESPONSE:

In response to comment 7, we have added a new “Transactions Involving Registration Rights” section beginning on page 42 of the prospectus that explains the various classes of transactions that gave rise to registration rights. We have also added extensive footnotes to the selling stockholders table to more clearly disclose:

•	how the selling stockholders acquired or will acquire the shares being offered for resale; and

•	the amounts payable by the selling stockholders in connection with their acquisitions of the shares being offered for resale.

8. COMMENT:

Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

RESPONSE:

In response to comment 7, we have added information respecting the identities of the natural persons who exercise voting and/or investment control over the entities identified in the selling stockholders table to relevant footnotes.

Plan of Distribution, page 48

9. COMMENT:

Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

RESPONSE:

The only selling stockholder that is a registered broker-dealer or an affiliate of a registered broker-dealer is James Keim. The requested disclosures relating to Mr. Keim’s investment have been made in footnote No. 24 to the selling stockholders table.

Form 10-KSB for the fiscal year ended December 31, 2004

10. COMMENT:

Please amend the Section 1380 certifications to ensure they correctly reference the year ended December 31, 2004.

RESPONSE:

The requested corrections have been made and the revised Section 1380 certifications have been filed under cover of Form 10-KSB/A.

Form 10-QSB for the period ended March 31, 2005

11. COMMENT:

You state in the Form 10-QSB that there “have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] completed [y]our evaluation and the date of filing of th[e] Report. Consistent with the requirements of Item 308(c) and pursuant to the guidance set forth in Release 33-8238, on a supplemental basis, please confirm whether there were any changes over internal control over financial reporting that materially affected or are reasonably likely to material affect internal control over financial reporting.

RESPONSE:

We hereby confirm that during our most recent fiscal quarter and since the end of our most recent fiscal quarter there have been no changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

We trust that the changes in Amendment No. 1 and our detailed responses to the staff’s comments will simplify the review process. In light of the current review and the more detailed review that our Form S-1 registration statement received at the end of last year, we hope that additional comments will be minimal.

Our annual meeting of stockholders is scheduled for Friday June 10th and we would like to be in a position to announce an order of effectiveness at the meeting. If we receive telephone confirmation that all open issues have been resolved, we intend to request an accelerated effective date of June 10th for the registration statement. We will submit our acceleration request in accordance with the requirements of Rule 461 and subsequently file the definitive prospectus in accordance with the requirements of Rule 424. If you will be unable to grant an acceleration request in time for our annual meeting, we would appreciate a prompt phone call to advise when additional comments can be expected.

Please do not hesitate to contact me directly by telephone or e-mail if I can be of assistance in your review of the amendment and our responses to the Staff’s comments. Our local time in Switzerland is Washington D.C., time, plus 6 hours and my office number is 011-4126-684-0500. If you prefer, you may also leave a voice mail message for me at either (212) 401-4750 or (281) 596-4545.

Very truly yours,
Petersen & Fefer
/s/
John L. Petersen
Attorney at Law

cc: Thomas Granville